Microsoft Word 11.0.5604;UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                                       SEC FILE NUMBER 000-22849
                                   FORM 12b-25
                                                        CUSIP NUMBER 682875 10 9

                           NOTIFICATION OF LATE FILING

(Check one):      |_| Form 10-K |_| Form 20-F |_| Form 11-K |X| Form 10-Q
                  |_| Form N-SAR |_| Form N-CSR

                  For Period Ended: March 31, 2005
                  |_| Transition Report on Form 10-K
                  |_| Transition Report on Form 20-F
                  |_| Transition Report on Form 11-K
                  |_| Transition Report on Form 10-Q
                  |_| Transition Report on Form N-SAR
                  For the Transition Period Ended:____________________________

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

         Onstream Media Corporation
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Full Name of Registrant


Former Name if Applicable

         1291 S.W. 29 Avenue
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Address of Principal Executive Office (Street and Number)

         Pompano Beach, Florida  33069
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

      (a)   The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
      (b)   The subject annual report, semi-annual report, transition report on
            Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
|X| portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant recently became aware of potential rescission rights related to the convertible debt and preferred shares issued by it in December 2004. The issues concerning these potential rights are the result of a Form S-3 registration statement filed by the Registrant in February 2005, which included shares underlying a portion of additional investment rights not exercised until after such S-3 was filed. The Form 10-QSB cannot be filed within the prescribed time period because additional time is required by the Registrant's management to evaluate the matter and finalize the necessary disclosure and financial information for the Form 10Q-SB. However, for purposes of accounting for this contingency in accordance with Statement of Financial Accounting Standards 5, "Accounting for Contingencies", the Company's management has already evaluated the relevant factors and has determined that the ultimate liability to the company from the potential assertion by investors of rescission rights is not probable. This conclusion is based on management's determination that the factors and/or conditions that would encourage an attempt to assert such rights are significantly outweighed by the factors and/or conditions that would discourage an attempt to assert such rights. Since the Company has determined that a rescission is not probable, although it may be possible, no accrual is required under SFAS 5. However, the Company expects to reclassify certain of these amounts, previously included in equity, under the balance sheet caption "Equity securities subject to potential rescission".

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

            Robert Tomlinson, CFO        954             917-6655
                 (Name)              (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes |X| No |_|

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes |X| No |_|

       If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The results of operations for the six and three months ended March 31, 2005 will reflect net losses approximately $2.8 million and $1.5 million greater, respectively, than the net losses for the corresponding periods of the prior year. The additional net loss for the six months ended March 31, 2005 relates primarily to increases in non-cash interest expense arising from (i) certain financing transactions, including the write-off of unamortized discount arising from early debt repayments with those proceeds as well as subsequent conversions and (ii) a penalty related to unregistered shares from a previous financing, as well as increases in operating expenses, primarily compensation arising from the Onstream Merger and the Virage acquisition (Digital Asset Management) and expenses for marketing and financial consulting services, including amounts paid under severance agreements, paid for primarily with common shares and options. The additional net loss for the three months ended March 31, 2005 relates primarily to these same items, except for the write-off of discount from early debt repayments.



                           Onstream Media Corporation
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date     May 17, 2005             By  /s/ Randy S. Selman
      ---------------                 -----------------------------------------
                                      Randy S. Selman, Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).